Exhibit 99.1

Subsea 7 S.A. announces call-off contract under the Frame Agreement with DONG Energy in the North Sea

Luxembourg – June 15, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of a call-off contract under the offshore engineering and construction Frame Agreement with DONG Energy for the Siri Caisson Permanent Support Project. The value of the call-off contract is approximately $220 million.

The scope involves the engineering, procurement, fabrication and all associated construction and commissioning activities in relation to the Siri Caisson Permanent Support Project. This project involves the permanent support of the Siri platform via installation of cable stays between the platform legs and the permanent securing of the caisson through the installation of a support structure connected to the wellhead caisson.

Engineering will commence immediately, with offshore operations schedule to commence in the second half of 2011 and 2012 using the new build Seven Havila and Skandi Acergy.

Øyvind Mikealsen, Subsea 7's Senior Vice President, North Sea, Mediterranean & Canada said: “We are pleased to be awarded this contract for DONG Energy which is the sixth call-off contract under our Frame Agreement, and which further strengthens our long-term partnership with DONG Energy. The Frame Agreement has enabled us to safely and successfully deliver North Sea projects together in a value creating way for both parties.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.